Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors Group global wholesales at 100,572 in January 2019

Mumbai, February 12, 2019: The Tata Motors Group global wholesales in January 2019, including Jaguar Land Rover, were at 100,572 nos., lower by 12%, as compared to January 2018.

Global wholesales of all Tata Motors’ commercial vehicles and Tata Daewoo range in January 2019 were at 40,886 nos., lower by 9% over January 2018.

Global wholesales of all passenger vehicles in January 2019 were at 59,686 nos., lower by 15%, compared to January 2018.

Global wholesales for Jaguar Land Rover were 41,676 vehicles (*JLR number for January 2019 includes CJLR volumes of 2,712 units). Jaguar wholesales for the month were 12,904 vehicles, while Land Rover wholesales for the month were 28,772 vehicles

*CJLR- It is a JV between JLR and Chery Automobiles and is an unconsolidated subsidiary for JLR

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

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